CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
AUGUST 5, 2026

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2026	Dec 31 2025
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$2,618	$673
Accounts receivable		5,281	3,999
Inventory		2,790	2,621
Prepaids and other		499	301
Current portion of other long-term assets	7	137	70
		11,325	7,664
Exploration and evaluation assets	4	2,777	2,651
Property, plant and equipment	5	78,745	77,645
Lease assets	6	2,927	3,001
Other long-term assets	7	809	869
		$96,583	$91,830
LIABILITIES
Current liabilities
Accounts payable		$1,561	$1,105
Accrued liabilities		4,794	4,255
Current income taxes payable		986	597
Current portion of long-term debt	8	2,214	441
Current portion of other long-term liabilities	9	1,762	1,665
		11,317	8,063
Long-term debt	8	14,930	16,176
Other long-term liabilities	9	12,167	11,936
Deferred income taxes		11,373	11,289
		49,787	47,464
SHAREHOLDERS' EQUITY
Share capital	11	11,850	11,421
Retained earnings		34,684	32,726
Accumulated other comprehensive income	12	262	219
		46,796	44,366
		$96,583	$91,830
Commitments and contingencies (note 16)

Approved by the Board of Directors on August 5, 2026.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2026

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Product sales	17	$17,214	$9,675	$29,618	$22,387
Less: royalties		(2,473)	(977)	(4,067)	(2,750)
Revenue		14,741	8,698	25,551	19,637
Expenses
Production		2,508	2,159	4,896	4,531
Blending and feedstock		3,229	1,758	5,537	4,245
Transportation		690	707	1,360	1,360
Depletion, depreciation and amortization	5,6	1,902	1,765	3,779	3,635
Administration		159	151	313	303
Share-based compensation	9	(196)	8	448	34
Asset retirement obligation accretion	9	98	90	196	181
Interest and other financing expense		238	238	556	496
Risk management loss (gain)	15	44	(104)	405	(128)
Foreign exchange loss (gain)		181	(803)	443	(846)
Gain on acquisition		—	(80)	—	(80)
		8,853	5,889	17,933	13,731
Earnings before taxes		5,888	2,809	7,618	5,906
Current income tax expense	10	1,073	438	1,628	949
Deferred income tax expense (recovery)	10	312	(88)	139	40
Net earnings		$4,503	$2,459	$5,851	$4,917
Net earnings per common share
Basic	14	$2.17	$1.17	$2.81	$2.34
Diluted	14	$2.15	$1.17	$2.80	$2.34

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2026

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net earnings	$4,503	$2,459	$5,851	$4,917
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2025 – $nil) – three months ended; $nil (2025 – $nil) – six months ended	—	2	1	6
Reclassification to net earnings, net of taxes of $nil (2025 – $nil) – three months ended; $nil (2025 – $1 million) – six months ended	—	(2)	(2)	(7)
	—	—	(1)	(1)
Foreign currency translation adjustment
Translation of net investment	22	(92)	44	(95)
Other comprehensive income (loss), net of taxes	22	(92)	43	(96)
Comprehensive income	$4,525	$2,367	$5,894	$4,821
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2026	Jun 30 2025
Share capital	11
Balance – beginning of period		$11,421	$11,064
Issued upon exercise of stock options		318	151
Previously recognized liability on stock options exercised for common shares		242	175
Purchase of common shares under Normal Course Issuer Bid		(131)	(106)
Balance – end of period		11,850	11,284
Retained earnings
Balance – beginning of period		32,726	28,103
Net earnings		5,851	4,917
Dividends on common shares	11	(2,598)	(2,461)
Purchase of common shares under Normal Course Issuer Bid, including tax	11	(1,295)	(750)
Balance – end of period		34,684	29,809
Accumulated other comprehensive income	12
Balance – beginning of period		219	301
Other comprehensive income (loss), net of taxes		43	(96)
Balance – end of period		262	205
Shareholders' equity		$46,796	$41,298

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2026

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Operating activities
Net earnings		$4,503	$2,459	$5,851	$4,917
Non-cash items
Depletion, depreciation and amortization	5,6	1,902	1,765	3,779	3,635
Share-based compensation		(196)	8	448	34
Asset retirement obligation accretion		98	90	196	181
Unrealized risk management (gain) loss	15	(8)	(15)	308	(12)
Unrealized foreign exchange loss (gain)		157	(661)	442	(946)
Gain on acquisition		—	(80)	—	(80)
Deferred income tax expense (recovery)		312	(88)	139	40
Realized foreign exchange on financing activities (1)		98	(216)	77	23
Abandonment expenditures	9	(182)	(193)	(429)	(381)
Other		19	21	(8)	(119)
Net change in non-cash working capital		120	24	(698)	106
Cash flows from operating activities		6,823	3,114	10,105	7,398
Financing activities
(Repayment) issuance of bank credit facilities and commercial paper, net	8	(67)	471	34	(20)
Repayment of other long-term debt	8	—	—	—	(876)
Payment of lease liabilities	6	(101)	(82)	(202)	(166)
Issuance of common shares on exercise of stock options	11	25	39	318	151
Dividends on common shares		(1,304)	(1,233)	(2,528)	(2,417)
Purchase of common shares under Normal Course Issuer Bid	11	(1,098)	(359)	(1,409)	(846)
Cash flows used in financing activities		(2,545)	(1,164)	(3,787)	(4,174)
Investing activities
Net expenditures on exploration and evaluation assets	4,17	(25)	(51)	(111)	(57)
Net expenditures on property, plant and equipment	5,17	(2,380)	(1,864)	(4,472)	(3,161)
Proceeds from long-term contract		—	—	150	—
Net change in non-cash working capital		(63)	(26)	16	(35)
Cash flows used in investing activities		(2,468)	(1,941)	(4,417)	(3,253)
Increase (decrease) in cash and cash equivalents		1,810	9	1,901	(29)
Opening cash balance prior to restatement for IFRS 9	2	808	93	673	131
Adjustment on adoption of IFRS 9	2	—	—	44	—
Cash and cash equivalents – beginning of period		808	93	717	131
Cash and cash equivalents – end of period		$2,618	$102	$2,618	$102
Interest paid on long-term debt		$222	$237	$423	$494
Income taxes paid, net		$629	$229	$1,292	$914
(1)Realized foreign exchange on financing activities primarily relates to the repayment of US dollar denominated debt.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. In June 2026, the Company relocated its head and registered office to 400 - 4th Avenue S.W., Calgary, AB, T2P 0J4.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "IFRS Accounting Standards"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting". The accounting policies applied are consistent with those used in the audited consolidated financial statements of the Company as at December 31, 2025, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2025.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues, and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2024, the IASB issued amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments also clarify the classification of certain financial assets, and add disclosure requirements for financial instruments with certain contingent features and for equity investments designated at fair value through other comprehensive income. The amendments were adopted January 1, 2026 retrospectively without restating comparative information in the interim consolidated statements of cash flows.
3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In April 2024, the IASB issued IFRS 18 "Presentation and Disclosure in Financial Statements", which provides presentation and disclosure requirements for the primary financial statements and related notes, replacing IAS 1 "Presentation of Financial Statements". IFRS 18 introduces defined categories for income and expenses and requires disclosure of new defined subtotals, including operating profit. The new standard also requires additional notes for management-defined performance measures ("MPM") and disclosure of certain expenses by nature. There are some associated changes to the statement of cash flows, including the starting point for the calculation of cash flows from operating activities and the categorization of interest and dividends. IFRS 18 is effective January 1, 2027, with early adoption permitted. The new standard is required to be adopted retrospectively.
The Company is currently evaluating the impact of adopting IFRS 18 on its consolidated financial statements and note disclosures. This assessment includes changes to the presentation of the consolidated statement of earnings, aggregation and disaggregation requirements, and a review of publicly disclosed measures to identify MPMs. In addition, the Company is adapting its processes, where appropriate, to capture data required by IFRS 18 for inclusion in the consolidated financial statements and note disclosures.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2026

4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2025	$2,594	$—	$—	$57	$2,651
Additions/Acquisitions, net	131	—	—	—	131
Transfers to property, plant and equipment	(5)	—	—	—	(5)
At June 30, 2026	$2,720	$—	$—	$57	$2,777
5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2025	$92,896	$9,270	$5,316	$60,570	$503	$699	$169,254
Additions/Acquisitions, net	3,475	5	287	832	3	23	4,625
Transfers from exploration and evaluation assets	5	—	—	—	—	—	5
Derecognitions (1)	(211)	(477)	—	(43)	—	—	(731)
Foreign exchange adjustments and other	—	340	200	—	—	—	540
At June 30, 2026	$96,165	$9,138	$5,803	$61,359	$506	$722	$173,693
Accumulated depletion and depreciation
At December 31, 2025	$65,940	$9,270	$4,035	$11,617	$246	$501	$91,609
Expense	2,196	5	15	1,331	8	19	3,574
Derecognitions (1)	(211)	(477)	—	(43)	—	—	(731)
Foreign exchange adjustments and other	(4)	340	156	4	—	—	496
At June 30, 2026	$67,921	$9,138	$4,206	$12,909	$254	$520	$94,948
Net book value
At June 30, 2026	$28,244	$—	$1,597	$48,450	$252	$202	$78,745
At December 31, 2025	$26,956	$—	$1,281	$48,953	$257	$198	$77,645
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use.
During the six months ended June 30, 2026, the Company acquired a number of producing and non-producing crude oil and NGLs, and natural gas assets in the North America Exploration and Production segment. These transactions were accounted for using the business combination method of accounting and are summarized below.
Peace River Crude Oil and NGLs, and Natural Gas Acquisitions
In June 2026, the Company acquired certain producing and non-producing crude oil and NGLs, and natural gas assets for net cash consideration of $756 million, subject to final closing adjustments. Net assets acquired included exploration and evaluation assets of $33 million, and property, plant and equipment of $759 million. The Company also assumed asset retirement obligations of $31 million, and assumed net working capital of $5 million. No net deferred tax liabilities were recognized on this transaction.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2026

During the first quarter of 2026, the Company acquired certain producing and non-producing crude oil and NGLs, and natural gas assets for net cash consideration of $761 million, subject to final closing adjustments. Net assets acquired included exploration and evaluation assets of $65 million, and property, plant and equipment of $796 million. The Company also assumed asset retirement obligations of $100 million. No net deferred tax liabilities were recognized on this transaction.
Pro Forma Information
As a result of the acquisition of assets in the Peace River area completed in the second quarter of 2026, revenue increased by approximately $26 million and net operating income (comprised of revenue, less production and transportation expense) increased by approximately $19 million for the second quarter of 2026. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $13 million for the second quarter of 2026.
As a result of the acquisition of assets in the Peace River area completed in the first quarter of 2026, revenue increased by approximately $218 million and net operating income (comprised of revenue, less production and transportation expense) increased by approximately $134 million for the period subsequent to the acquisition. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $95 million for the period subsequent to the acquisition.
If the acquisitions of assets in the Peace River area had been completed on January 1, 2026, the Company estimates that pro forma revenue would have increased by approximately $437 million and pro forma net operating income (comprised of revenue, less production and transportation expense) would have increased by approximately $290 million for the six months ended June 30, 2026. Including the impact of depletion, depreciation and amortization, the Company estimates earnings before taxes would have increased by approximately $209 million for the six months ended June 30, 2026. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have been achieved had the acquisitions actually occurred on January 1, 2026, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition dates.
6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2025	$2,199	$634	$43	$125	$3,001
Additions	10	50	64	9	133
Depreciation	(80)	(97)	(16)	(12)	(205)
Foreign exchange adjustments and other	3	(3)	1	(3)	(2)
At June 30, 2026	$2,132	$584	$92	$119	$2,927
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at June 30, 2026 were as follows:

	Jun 30 2026	Dec 31 2025
Lease liabilities	$3,039	$3,106
Less: current portion	357	373
	$2,682	$2,733
Total cash outflows for leases for the three months ended June 30, 2026, including payments related to short-term leases not reported as lease assets, were $424 million (three months ended June 30, 2025 – $378 million; six months ended June 30, 2026 – $816 million; six months ended June 30, 2025 – $732 million). Interest expense on leases for the three months ended June 30, 2026 was $34 million (three months ended June 30, 2025 – $15 million; six months ended June 30, 2026 – $68 million; six months ended June 30, 2025 – $31 million).

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2026

7. OTHER LONG-TERM ASSETS

	Jun 30 2026	Dec 31 2025
Long-term prepayments, contracts and other (1)	$444	$419
Prepaid cost of service tolls	208	229
Long-term inventory	294	291
	946	939
Less: current portion	137	70
	$809	$869
(1)Includes physical product sales contracts, interest on Petroleum Revenue Tax ("PRT") recoveries in the North Sea, and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 barrels per day. The refinery's processing design capacity is approximately 50,000 barrels per day of bitumen feedstock, including 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. Bitumen feedstock throughput can exceed design capacity when asset reliability and operational performance support higher processing rates. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and other refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
The carrying value of the Company's interest in NWRP is $nil, and as at June 30, 2026, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $405 million (December 31, 2025 – $496 million). For the three months ended June 30, 2026, the Company's recovery of its share of unrecognized equity losses was $66 million (six months ended June 30, 2026 – recovery of unrecognized equity losses of $91 million; three months ended June 30, 2025 – recovery of unrecognized equity losses of $24 million; six months ended June 30, 2025 – recovery of unrecognized equity losses of $5 million).
8. LONG-TERM DEBT

	Jun 30 2026	Dec 31 2025
Canadian dollar denominated debt, unsecured
Medium-term notes	$3,116	$3,116

US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2026 – US$2,882 million; December 31, 2025 – US$2,860 million)	4,094	3,922
US dollar debt securities (June 30, 2026 – US$7,050 million; December 31, 2025 – US$7,050 million)	10,014	9,669
	17,224	16,707
Less: original issue discounts, net (1)	13	14
transaction costs (1) (2)	67	76
	17,144	16,617
Less: current portion of long-term debt (1) (2)	2,214	441
	$14,930	$16,176
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2026

Bank Credit Facilities and Commercial Paper
As at June 30, 2026, the Company had undrawn bank credit facilities of $5,356 million, and a fully drawn non-revolving term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027;
▪a $2,425 million revolving syndicated credit facility, maturing June 2028; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2029.
During the first quarter of 2026, the Company cancelled the $140 million portion of its $2,565 million revolving syndicated credit facility, maturing June 2027, reducing the capacity to $2,425 million, with a maturity of June 2029.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on bank credit facilities outstanding as at June 30, 2026 was 4.9% (June 30, 2025 – 5.2%), and on total long-term debt outstanding for the six months ended June 30, 2026 was 4.9% (six months ended June 30, 2025 – 5.0%).
As at June 30, 2026, letters of credit and other financial security aggregating to $965 million were outstanding (December 31, 2025 – $840 million).
Medium-Term Notes
In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. As at June 30, 2026, the Company had $1,350 million remaining on its base shelf prospectus.
US Dollar Debt Securities
In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$4,500 million of debt securities in the United States, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. As at June 30, 2026, the Company had US$3,003 million remaining on its base shelf prospectus.
9. OTHER LONG-TERM LIABILITIES

	Jun 30 2026	Dec 31 2025
Asset retirement obligations	$9,763	$9,743
Lease liabilities (note 6)	3,039	3,106
Share-based compensation	494	433
Risk management (note 15)	373	65
Transportation and processing contracts	176	186
Other	84	68
	13,929	13,601
Less: current portion	1,762	1,665
	$12,167	$11,936

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2026

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.9% (December 31, 2025 – 4.9%) and inflation rates of up to 2% (December 31, 2025 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2026	Dec 31 2025
Balance – beginning of period	$9,743	$8,607
Liabilities incurred	21	34
Liabilities acquired, net	132	489
Liabilities settled	(429)	(771)
Asset retirement obligation accretion	196	380
Revision of cost, inflation, and timing estimates (1)	—	1,233
Change in discount rates	—	(129)
Foreign exchange adjustments	100	(100)
Balance – end of period	9,763	9,743
Less: current portion	1,049	956
	$8,714	$8,787
(1)Includes normal course revisions of cost, inflation, and timing estimates, as well as revisions to decommissioning timing and cost estimates in the North Sea and in Offshore Africa in 2025.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") Plan. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU Plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, by individual employee performance, and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Jun 30 2026	Dec 31 2025
Balance – beginning of period	$433	$620
Share-based compensation expense	448	180
Cash payment for stock options surrendered and PSUs vested	(149)	(94)
Transferred to common shares	(242)	(273)
Other	4	—
Balance – end of period	494	433
Less: current portion	329	312
	$165	$121

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2026

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Current corporate income tax – North America (1)	$1,164	$529	$1,835	$1,098
Current corporate income tax – North Sea	(46)	(45)	(99)	(71)
Current corporate income tax – Offshore Africa	1	—	1	5
Current PRT (2) – North Sea	(49)	(49)	(114)	(88)
Other taxes	3	3	5	5
Current income tax	1,073	438	1,628	949
Deferred corporate income tax	275	(106)	216	13
Deferred PRT (2) – North Sea	37	18	(77)	27
Deferred income tax	312	(88)	139	40
Income tax	$1,385	$350	$1,767	$989
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2026
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	2,081,578	$11,421
Issued upon exercise of stock options	10,187	318
Previously recognized liability on stock options exercised for common shares	—	242
Purchase of common shares under Normal Course Issuer Bid	(22,925)	(131)
Balance – end of period	2,068,840	$11,850
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 4, 2026, the Board of Directors approved a 6% increase in the quarterly dividend to $0.625 per common share, beginning with the dividend paid on April 7, 2026.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share.
Normal Course Issuer Bid
On March 10, 2026, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 182,396,564 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2026 and ending March 12, 2027, subject to applicable securities laws.
For the six months ended June 30, 2026, the Company purchased 22,925,000 common shares at a weighted average price of $61.47 per common share for a total cost, including tax, of $1,426 million. Retained earnings were reduced by $1,295 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2026, up to and including August 4, 2026, the Company purchased 7,500,000 common shares at a weighted average price of $61.44 per common share for a total cost, including tax, of $470 million.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2026

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at June 30, 2026:

	Six Months Ended Jun 30, 2026
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	54,734	$39.83
Granted	17,201	55.41
Exercised for common shares	(10,187)	31.18
Surrendered for cash settlement	(4,118)	39.21
Forfeited	(1,368)	43.46
Outstanding – end of period	56,262	$46.11
Exercisable – end of period	7,024	$40.10
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2026	Jun 30 2025
Derivative financial instruments designated as cash flow hedges	$65	$69
Foreign currency translation adjustment	197	136
	$262	$205
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. As at June 30, 2026, the ratio was 23.7%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS Accounting Standards and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2026	Dec 31 2025
Long-term debt	$17,144	$16,617
Less: cash and cash equivalents	2,618	673
Long-term debt, net	$14,526	$15,944
Total shareholders' equity	$46,796	$44,366
Debt to book capitalization	23.7%	26.4%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2026, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2026

14. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Weighted average common shares outstanding – basic (thousands of shares)		2,077,894	2,093,135	2,081,188	2,096,817
Effect of dilutive stock options (thousands of shares)		11,942	6,530	11,531	7,508
Weighted average common shares outstanding – diluted (thousands of shares)		2,089,836	2,099,665	2,092,719	2,104,325
Net earnings		$4,503	$2,459	$5,851	$4,917
Net earnings per common share	– basic	$2.17	$1.17	$2.81	$2.34
	– diluted	$2.15	$1.17	$2.80	$2.34
15. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Risk management assets and liabilities are classified as derivatives held for trading, cash flow hedges, or embedded derivatives.
The estimated fair values of derivative financial instruments in Level 2 and Level 3 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves, and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2026	Dec 31 2025
Balance – beginning of period	$(65)	$5
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2) (3) (4)	(308)	(68)
Foreign exchange	—	(1)
Other comprehensive income	—	(1)
Balance – end of period	(373)	(65)
Less: current portion	(6)	(8)
	$(367)	$(57)
(1)Risk management liabilities are disclosed in note 9.
(2)In the third quarter of 2025, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.30 AECO for the period of August to December 2025, and 25,000 MMBtu/d of natural gas at US$2.16 AECO for the period of January to December 2026.
(3)In the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative.
(4)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
Net loss (gain) from risk management activities was as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net realized risk management loss (gain)	$52	$(89)	$97	$(116)
Net unrealized risk management (gain) loss	(8)	(15)	308	(12)
	$44	$(104)	$405	$(128)

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2026

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2, and embedded derivatives, which are categorized as Level 3. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Jun 30, 2026
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$13,050	$13,252
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.
Embedded Derivative
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement to supply 140,000 MMBtu/d of natural gas for a term of 15 years, with delivery anticipated to begin in 2030 as all conditions precedent have been waived by the counterparty. Under the terms of the agreement, the Company will deliver natural gas to its counterparty in Illinois, USA and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction. The contract includes an embedded derivative as a result of the pricing structure, and the host contract is the natural gas sales agreement with a Chicago Citygate price.
The natural gas embedded derivative is categorized as Level 3 within the fair value hierarchy, as the fair value is determined using a discounted estimated cash flow model which incorporates significant unobservable inputs, including future natural gas pricing and a discount rate.
The Company recognizes a loss (gain) on risk management activities in the statements of earnings related to its natural gas embedded derivative. The loss (gain) is determined by the relative movements in fair value compared to the prior period. For the three months ended June 30, 2026, the Company recognized an unrealized risk management gain of $2 million on the natural gas embedded derivative (six months ended June 30, 2026 – unrealized loss of $310 million; three months ended June 30, 2025 – unrealized gain of $11 million; six months ended June 30, 2025 – unrealized gain of $11 million). As at June 30, 2026, the fair value of the embedded derivative was a liability of $367 million (December 31, 2025 – $57 million liability).
The Level 3 fair value measurements of the embedded derivative could be materially impacted by a change in the discount rate and movements in natural gas prices. The following table summarizes the impacts to the fair value of the embedded derivative resulting from changes in the specified variable over the 15-year contract. These sensitivities as at June 30, 2026 are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities.

	JKM price		Discount rate
	US$0.10/MMBtu increase	US$0.10/MMBtu decrease	1% increase	1% decrease
Fair value – increase/(decrease)	$55	$(55)	$(57)	$67
Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 3 and 18 of the Company's audited consolidated financial statements for the year ended December 31, 2025.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production, and with natural gas purchases. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2026

Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at June 30, 2026, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper, and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into foreign currency forward contracts, SOFR loans, and commercial paper to mitigate its foreign currency exchange rate risk.
As at June 30, 2026, the Company had US$1,500 million of foreign currency forward contracts outstanding (December 31, 2025 – US$1,500 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading (December 31, 2025 – US$1,500 million).
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at June 30, 2026, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at June 30, 2026, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,561	$—	$—	$—
Accrued liabilities	$4,794	$—	$—	$—
Long-term debt (1)	$2,214	$4,320	$2,876	$7,814
Other long-term liabilities (2) (3)	$363	$292	$635	$2,230
Interest and other financing expense (4)	$979	$790	$1,842	$3,501
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $357 million; one to less than two years, $292 million; two to less than five years, $635 million; and thereafter, $1,755 million.
(3)Includes a gross derivative liability of $475 million associated with the Company's natural gas embedded derivative. The gross liability is offset by a gross derivative asset of $108 million, resulting in a net liability of $367 million.
(4)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2026.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2026

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2026:

	Remaining 2026	2027	2028	2029	2030	Thereafter
Product transportation, purchases, and processing (1) (2)	$1,179	$2,317	$2,171	$2,010	$1,849	$18,309
North West Redwater Partnership service toll (3)	$48	$96	$97	$95	$95	$3,885
Offshore vessels and decommissioning equipment	$207	$—	$—	$—	$—	$—
Field equipment and supplies	$94	$122	$121	$24	$24	$170
Office leases and other	$144	$66	$19	$18	$18	$176
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the Trans Mountain Expansion pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)During the second quarter of 2026, the Company executed crude oil transportation agreements delivering between 150,000 bbl/d and 165,000 bbl/d of new pipeline capacity to U.S. markets, with service currently expected to commence in the fourth quarter of 2028. These agreements are subject to certain conditions precedent, including a final investment decision by the project proponents and certain regulatory approvals. Accordingly, the related agreements will not be recognized as commitments until the completion of all conditions precedent. The transportation agreements have a term of 20 years and, if all conditions are met, will result in transportation payments of approximately $500 million to $550 million annually being added to the Company's commitments.
(3)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,751 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2026

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Segmented product sales
Crude oil and NGLs (1)	$7,427	$4,595	$12,816	$9,961	$82	$56	$118	$208	$26	$4	$26	$110	$7,535	$4,655	$12,960	$10,279
Natural gas (1)	473	555	1,269	1,226	3	3	5	9	2	8	2	21	478	566	1,276	1,256
Other income and revenue	106	16	153	33	—	—	—	—	—	—	—	1	106	16	153	34
Total segmented product sales	8,006	5,166	14,238	11,220	85	59	123	217	28	12	28	132	8,119	5,237	14,389	11,569
Less: royalties	(1,146)	(487)	(1,927)	(1,268)	—	—	—	—	(1)	(1)	(1)	(6)	(1,147)	(488)	(1,928)	(1,274)
Segmented revenue	6,860	4,679	12,311	9,952	85	59	123	217	27	11	27	126	6,972	4,749	12,461	10,295
Segmented expenses
Production	1,018	829	2,024	1,723	96	118	131	288	31	8	31	43	1,145	955	2,186	2,054
Blending and feedstock	1,598	1,119	2,846	2,510	—	—	—	—	—	—	—	—	1,598	1,119	2,846	2,510
Transportation	539	518	1,063	994	5	1	7	4	—	—	—	—	544	519	1,070	998
Depletion, depreciation and amortization	1,135	1,085	2,266	2,177	6	33	12	73	12	13	26	72	1,153	1,131	2,304	2,322
Asset retirement obligation accretion	54	53	109	106	21	14	41	28	1	2	3	4	76	69	153	138
Risk management (gain) loss (commodity derivatives)	(1)	1	316	(11)	—	—	—	—	—	—	—	—	(1)	1	316	(11)
Gain on acquisition	—	(80)	—	(80)	—	—	—	—	—	—	—	—	—	(80)	—	(80)
Total segmented expenses	4,343	3,525	8,624	7,419	128	166	191	393	44	23	60	119	4,515	3,714	8,875	7,931
Segmented earnings (loss)	$2,517	$1,154	$3,687	$2,533	$(43)	$(107)	$(68)	$(176)	$(17)	$(12)	$(33)	$7	$2,457	$1,035	$3,586	$2,364
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (gain) (other)
Foreign exchange loss (gain)
Total non-segmented expenses (earnings)
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2026

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment Elimination and Other				Total
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Segmented product sales
Crude oil and NGLs (1) (2)	$8,143	$4,023	$13,680	$9,902	$23	$22	$46	$44	$366	$174	$495	$381	$16,067	$8,874	$27,181	$20,606
Natural gas (1)	—	—	—	—	—	—	—	—	25	34	59	60	503	600	1,335	1,316
Other income and revenue	191	48	325	73	346	137	623	358	1	—	1	—	644	201	1,102	465
Total segmented product sales	8,334	4,071	14,005	9,975	369	159	669	402	392	208	555	441	17,214	9,675	29,618	22,387
Less: royalties	(1,326)	(489)	(2,139)	(1,476)	—	—	—	—	—	—	—	—	(2,473)	(977)	(4,067)	(2,750)
Segmented revenue	7,008	3,582	11,866	8,499	369	159	669	402	392	208	555	441	14,741	8,698	25,551	19,637
Segmented expenses
Production	1,259	1,120	2,528	2,305	93	66	156	139	11	18	26	33	2,508	2,159	4,896	4,531
Blending and feedstock (2)	1,005	345	1,748	1,048	241	105	411	277	385	189	532	410	3,229	1,758	5,537	4,245
Transportation	146	157	285	331	4	31	8	35	(4)	—	(3)	(4)	690	707	1,360	1,360
Depletion, depreciation and amortization	744	630	1,466	1,305	5	4	9	8	—	—	—	—	1,902	1,765	3,779	3,635
Asset retirement obligation accretion	22	21	43	43	—	—	—	—	—	—	—	—	98	90	196	181
Risk management (gain) loss (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(1)	1	316	(11)
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	(80)	—	(80)
Total segmented expenses	3,176	2,273	6,070	5,032	343	206	584	459	392	207	555	439	8,426	6,400	16,084	13,861
Segmented earnings (loss)	$3,832	$1,309	$5,796	$3,467	$26	$(47)	$85	$(57)	$—	$1	$—	$2	$6,315	$2,298	$9,467	$5,776
Non-segmented expenses
Administration													159	151	313	303
Share-based compensation													(196)	8	448	34
Interest and other financing expense													238	238	556	496
Risk management loss (gain) (other)													45	(105)	89	(117)
Foreign exchange loss (gain)													181	(803)	443	(846)
Total non-segmented expenses (earnings)													427	(511)	1,849	(130)
Earnings before taxes													5,888	2,809	7,618	5,906
Current income tax													1,073	438	1,628	949
Deferred income tax													312	(88)	139	40
Net earnings													$4,503	$2,459	$5,851	$4,917
(1)Product sales in the North America Exploration and Production and Oil Sands Mining and Upgrading segments originate in Canada.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2026

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2026			Jun 30, 2025
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$111	$15	$126	$57	$78	$135
	111	15	126	57	78	135
Property, plant and equipment
Exploration and Production
North America	3,322	(53)	3,269	1,889	(10)	1,879
North Sea	5	(477)	(472)	11	—	11
Offshore Africa	287	—	287	219	—	219
	3,614	(530)	3,084	2,119	(10)	2,109
Oil Sands Mining and Upgrading	832	(43)	789	997	(304)	693
Midstream and Refining	3	—	3	4	—	4
Head Office	23	—	23	41	—	41
	4,472	(573)	3,899	3,161	(314)	2,847
	$4,583	$(558)	$4,025	$3,218	$(236)	$2,982
(1)This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
Segmented Assets

	Jun 30 2026	Dec 31 2025
Exploration and Production
North America	$37,456	$33,462
North Sea	810	789
Offshore Africa	1,755	1,398
Other	37	35
Oil Sands Mining and Upgrading	54,892	54,699
Midstream and Refining	1,326	1,142
Head Office	307	305
	$96,583	$91,830

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2026

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated August 2025. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2026:
Interest coverage (times)
Net earnings (1)	17.7x
Adjusted funds flow (2)	25.0x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2026